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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2009 Estimated average burden hours per response 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)

FiberNet Telecom Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

315653402

(CUSIP Number)

May 29, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]     Rule 13d-1(b)

[ X ]     Rule 13d-1(c)

[ ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 315653402

1.     Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Aaron Braun

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 450,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 450,000

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     450,000

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     5.9%

12.     Type of Reporting Person (See Instructions)     IN, HC

CUSIP No. 315653402

1.     Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

WC Capital Management, LLC

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 450,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 450,000

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     450,000

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     5.9%

12.     Type of Reporting Person (See Instructions)     OO, IA

CUSIP No. 315653402

1.     Names of Reporting Persons.

Willow Creek Capital Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     ______

(b)     ___X__

3.     SEC Use Only

4.     Citizenship or Place of Organization      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 315,260
7. Sole Dispositive Power 0
8. Shared Dispositive Power 315,260

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     315,260

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     4.1%

12.     Type of Reporting Person (See Instructions)

PN

________
________

CUSIP No. 315653402

1.     Names of Reporting Persons.

Willow Creek Short Biased 30/130, L.P.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     ______

(b)     ___X__

3.     SEC Use Only

4.     Citizenship or Place of Organization      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 134,740
7. Sole Dispositive Power 0
8. Shared Dispositive Power 134,740

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     134,740

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     1.8%

12.     Type of Reporting Person (See Instructions)

PN

________
________

CUSIP No. 315653402

Item 1.

(a)     Name of Issuer

FiberNet Telecom Group, Inc.

(b)     Address of Issuer's Principal Executive Offices

220 West 42nd Street, New York, NY 10036

Item 2.

(a)	The names of the persons filing this statement are: Aaron Braun

WC Capital Management, LLC ('WC')

Willow Creek Capital Partners, L.P. (the “Partnership”)

Willow Creek Short Biased 30/130 Fund, L.P. (the “Short Biased Partnership”)

(collectively, the "Filers").

(b)     The principal business office of the Filers is located at:

300 Drakes Landing Boulevard, Suite 230, Greenbrae, CA 94904

(c)     For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)     This statement relates to shares of Common Stock of the Issuer (the 'Stock').

(e)     The CUSIP number of the Issuer is: 315653402

CUSIP No. 315653402

Item 3.     If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)     [ ]     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)     [ ]     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)     [ ]     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)     [ ]     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)     [ x ]     An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to WC)

(f)     [ ]     An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)     [ ]     A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)     [ ]     A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)     [ ]     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)     [ ]     A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)     [ ]     Group, in accordance with Rule13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.     Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

* Each of the Partnership and the Short Biased Partnership holds less than 5% of the Stock. Therefore, neither will file further reports under Section 13 of the Act unless it is otherwise required to do so.

CUSIP No. 315653402

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

WC is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock are more than five percent of the outstanding Stock. Mr. Braun is the manager and controlling owner of WC.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

The Filers are filing this Schedule 13G jointly, but not as a group, and each of them expressly disclaims membership in a group within the meaning of rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended. Each of WC and Mr. Braun disclaims beneficial ownership of these securities except to the extent of that person’s pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Partnership and the Short Biased Partnership should not be construed as an admission that either of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Act, of any of the securities covered by this Schedule 13G.

Item 9.     Notice of Dissolution of Group

Not applicable.

Item 10.     Certification.

Certification of WC:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of Mr. Braun, the Partnership and the Short Biased Partnership:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits     Joint Filing Agreement

CUSIP No. 315653402

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     June 9, 2009

WC CAPITAL MANAGEMENT, LLC By: Aaron H. Braun, Manager	Aaron H. Braun

WILLOW CREEK CAPITAL PARTNERS, L.P. By: WC Capital Management, LLC General Partner By: Aaron H. Braun, Manager	WILLOW CREEK SHORT BIASED 30/130 FUND, L.P. By: WC Capital Management, LLC General Partner By: Aaron H. Braun, Manager

CUSIP No. 315653402

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint WC Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:     February 16, 2009

WC CAPITAL MANAGEMENT, LLC

By: Aaron H. Braun, Manager	Aaron H. Braun

WILLOW CREEK CAPITAL PARTNERS, L.P. By: WC Capital Management, LLC General Partner By: Aaron H. Braun, Manager	WILLOW CREEK SHORT BIASED 30/130 FUND, L.P. By: WC Capital Management, LLC General Partner By: Aaron H. Braun, Manager

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